UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                           First Alliance Corporation
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   317936102
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                                 (CUSIP Number)

                   Brian Chisick, First Alliance Corporation,
            17305 Von Karman Avenue, Irvine, CA 92614 (949) 224-8500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    12/31/98
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 317936102                    13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Brian Chisick, Sarah Chisick
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
       Not Applicable
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

       Not Applicable
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,397,919 shares of Class A Common Stock by Brian Chisick
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             5,198,198 shares of Class A Common Stock by Brian and
    REPORTING             Sarah Chisick
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                       6,397,919 shares of Class A Common Stock by Brian Chisick
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,198,198 shares of Class A Common Stock by Brian and
                          Sarah Chisick
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Brian Chisick:  11,596,117 shares; Sarah Chisick:  5,198,198 shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Brian Chisick:  63.9%; Sarah Chisick:  28.7%
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  14   TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Amendment No. 1
                                To Schedule 13D
                          Filed Pursuant to Rule 13d-2
                      of the General Rules and Regulations
             Under the Securities Exchange Act of 1934, as Amended


     The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof.

Item 1.  Security and Issuer

     This statement relates to shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 17305 Von Karman Avenue, Irvine, California 92614. All shares of the Company's Class B Common Stock, $.01 par value per share, previously reported on
Schedule 13D have been converted into Class A Common Stock by Brian Chisick as of July 1998.


Item 2.  Identity and Background

I.   Brian Chisick

     (a)  Brian Chisick

     (b)  17305 Von Karman Avenue, Irvine, CA 92614

     (c)  Chief Executive Officer and President of the Company

     (d) Mr. Chisick has not been convicted in a criminal proceeding during the last five years.

     (e) During the last five years, Mr. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     (f)  United States.

II.  Sarah Chisick

     (a)  Sarah Chisick

     (b)  17305 Von Karman Avenue, Irvine, CA 92614

     (c)  Vice President of the Company

     (d) Mrs. Chisick has not been convicted in a criminal proceeding during the last five years.

     (e) During the last five years, Mrs. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     (f)  United States.


Item 3.  Source and Amount of Funds or Other Consideration

     During the period from May 1, 1998 through December 31, 1998, Brian and Sarah Chisick, as co-trustees of a certain trust, purchased on the open market, using their personal funds, an aggregate of 620,000 shares of the Company Class A Common Stock, for an aggregate purchase price of $4,839,906. In addition, in September 1998, 3,000 shares of Class A Common Stock were purchased on the open market with personal funds for the benefit of their grandchildren. Brian Chisick holds sole voting and dispositive power over the additional 3,000 shares. Finally, Mr. Chisick holds stock options to purchase 25,000 shares of Class A Common Stock, vested and exercisable as of July 27, 1998.


Item 4.  Purpose of Transaction

     The shares of Common Stock of the Company were acquired by Brian and Sarah Chisick for investment purposes. Neither Mr. Chisick nor Mrs. Chisick has any plans or proposals relating to or resulting in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of the securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

I.   Brian Chisick

     (a) Mr. Chisick beneficially owns an aggregate of 11,596,117 shares of Class A Common Stock, representing 63.9% of the outstanding Class A Common Stock.

     (b) Mr. Chisick has sole voting and dispositive power over 6,397,919 shares of Class A Common Stock and shares voting and dispositive power over 5,198,198 shares of Class A Common Stock with Mrs. Chisick.

     (c) In a series of transactions effectuated in November 1998 and December 1998, Brian and Sarah Chisick, as co-trustees of a certain trust, purchased on the open market an aggregate of 4,000 shares of the Company's Class A Common Stock, at a weighted average price of $4.68 per share.

     (d)  Not applicable.

     (e)  Not applicable.

II.  Sarah Chisick

     (a) Mrs. Chisick beneficially owns an aggregate of 5,198,198 shares of Class A Common Stock, representing 28.7% of the outstanding Class A Common Stock.

     (b) Mrs. Chisick shares voting and dispositive power over all such shares of Class A Common Stock with Mr. Chisick.

     (c) In a series of transactions effectuated in November 1998 and December 1998, Brian and Sarah Chisick, as co-trustees of a certain trust, purchased on the open market an aggregate of 4,000 shares of the Company's Class A Common Stock, at a weighted average price of $4.68 per share.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.


Item 7.  Material to be Filed as Exhibits

     Not applicable.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 29, 1998                    /s/ Brian Chisick
                                           -----------------------------------
                                           Brian Chisick


Date:  January 29, 1998                    /s/ Sarah Chisick
                                           -----------------------------------
                                           Sarah Chisick






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